

TAME THE BEAST®

Brand Profile

PRODUCTS, NUMBERS & GOALS

2017

GROOM BOLDLY™

We create men's grooming products with arousing scents and energizing properties. We also know a thing or two about being a man.

Originally launched on Amazon in 2014 as a beard wash and oil, the brand expanded to a full product line at the end of 2016, available at GetBeast.com and Amazon.



SHOWER   SHAVE   STYLE

BEARD   SKIN   MANHOOD



2013   2014   2015   2016   2017

Who is engaging now?

Current customer data shows that men late 20s and older are most likely to buy our products. While the 45-54 yr. old demographic make up the highest number of transactions, the 25-34 year olds have the highest order value and the lowest CPA.



Total Revenue (Age)



Average Order (USD)



Social Media Followers

With additional funding, we will create engaging, experiential and viral-worthy campaigns for targeted segments within our current base.



The Dirty 30

Who: Men who recently or are about to turn 30 years old **Why:** Turning 30 is a key milestone, where many feel that they have officially "become an adult" and should have "their life together."* **Angle:** To push the product as an identifier of being a successful, independent adult - telling audience they are now better than drugstore brands. *"Brought to You by Your Thirties"* and *"Grown-up Grooming"* will be aspirational, relatable and humorous.

* In person focus group conducted in Seattle, WA. with men ages 25-44



The Pink Dollar

Who: Gay men ages 18-44 **Why:** Gay males have significantly higher than average discretionary spending habits and can be key influencers for luxury consumer products. This is also an opportunity to reach the 18-24 yr. old market who are likely to spend more on personal care than their heterosexual counterparts.*
Angle: Focus on the quality of the products, proprietary scents and formulas. Market with smart humor, exclusivity and a nod to sexuality.

* Bloomberg



The Mid-life Crisis

Who: Men ages 35-54 **Why:** Males who fall into a transitional rut during this time can take 4-6 years longer to recover than females who do. During this time they may be yearning for youth again or trying to reinvent themselves after a divorce or sudden career change. Discretionary spending increases as well as personal care purchases.* **Angle:** Focus on masculinity and wellness. Position the product as a 'secret weapon' to youth, energy, sexuality & longevity.

* The Telegraph 2013. Cohen, H. (2016). The Male Midlife Crisis. Psych Central.



Funding Sought

$300K

To make the Yawp a leading men's body wash in the U.S., expand the product range and launch a wholesale program.



Marketing
Wholesale



New Products
Cash Reserves

PRODUCTS

"You smell like the woods" is a common compliment our customers receive. We developed effective formulas and proprietary scents that work together for a natural, yet masculine appeal.

BEST SELLER

Yawp Body Wash

With Caffeine, Moringa, Eucalyptus & Green Tea
33 Fl Oz. $34.99

1 in 3 Yawp buyers subscribe for auto-ship!



BEAST HAIR Freezing Gel
BEAST WASH Body Lather
BEAST SKIN Body Lotion
TAME THE BEAST
EXTREME YAWP BEARD, HAIR & BODY WASH
TAME THE BEAST AFTER SHAVE
TAME THE BEAST PRE-SHAVE
TAME THE BEAST SHAVE CREAM
TAME THE BEAST BEARD OIL & CONDITIONER
Fragrance Free
BEAST HAIR Shampoo
BEAST HAIR Conditioner

Freezing Hair Gel
$17.50

Energizing Body Lotion & Lather
$19

Beard, Hair & Body Wash
$34.99

Sandalwood Shave Line
$16-22

Organic Beard Oil
$22

Tingling Shampoo & Conditioner
$19 ea







John Cascarano / President

A Duke graduate, John has spent the last 20 years creating and scaling consumer products and online retailers. He created and sold an online beauty product retailer, which earned "Best of the Web" accolades from InStyle magazine and surpassed $6 million in yearly revenue within five years. He most recently served as as E-commerce Director at a women's fashion retailer, where he drove a tripling of the company's online revenue in less than one year.

Michael Lorin Reed, MD / Advisor

Dr. Reed has served on the faculty of NYU for 38 years as a Professor of Clinical Dermatology with a private practice in Manhattan since 1978.

Shan Foisy / Design Director

An award-winning graduate from The Seattle Art Institute, Shan has 13 years experience in user-centered design, data driven marketing and creative leadership. In 2008, she founded an agency where she led brand and marketing strategy for dozens of consumer products and tech startups. She is currently serving as design lead for a global Microsoft product.

David Hastings / Wholesale Director

David has managed stores and teams at Louis Vuitton and Gucci from Rodeo Drive to Las Vegas.

Sharon Marmora / Marketing Director

Sharon has been promoting for over 15 years, including selling out venues from Carnegie Hall to the Koch Theater at Lincoln Center.

SALES

Sales are forecast to increase 500% in 2017 over 2016. 75% of sales are through GetBeast.com (1/4 subscription based) with the remainder through Amazon. When sold direct to consumer we see a gross margin over 30%. Cost per acquisition is currently at $30 per customer.



5x

Men's grooming has a repurchase rate of about 5x per year*

*Fashion Institute of Technology, State University of New York, Capstone 2014 White Paper, Men's Beauty

200,000
160,000
120,000
80,000
40,000
0
$USD
2016
2017
2018 (projected)

@tamethebeast

Questions & investment opportunities
email John Cascarano at:

beast@getbeast.com

TAME THE BEAST®